BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

August 2, 2024

BNY Mellon U.S. Mortgage Fund, Inc.

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement

To Whom It May Concern:

Effective August 30, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon U.S. Mortgage Fund, Inc. (the "Fund"), as follows:

Until August 30, 2025, BNYM Investment Adviser has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of the Fund's Class A, Class C, Class I, Class Y and Class Z shares (excluding taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .80%, 1.55%, .55%, .55% and .70%, respectively. One or after August 30, 2025, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to August 30, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Director

Accepted and Agreed To:

BNY Mellon U.S. MORTGAGE FUND, INC.

By: /s/ Sarah S. Kelleher

      Sarah S. Kelleher

      Secretary